February 7, 2017

Mr. William H. Thompson
Securities and Exchange Commission
100 F Street NE
Mail Stop 33561
Washington, D.C. 20549

Re: Correspondence from you dated January 27, 2017 concerning Copart, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2016
Filed September 28, 2016

Ladies and Gentlemen:

On behalf of Copart, Inc. (“Copart” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 27, 2017 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2016, filed on September 28, 2016.  The numbering of the paragraphs below corresponds to the numbering of the comments which, for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended July 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Goodwill, page 45

1.
We note your risk factor disclosure on page 23 that testing goodwill requires management to make significant estimates and assumptions. Given the significance of goodwill to your financial position, please expand your disclosure to discuss the degree of uncertainty associated with key assumptions underlying the fair value estimates used in your impairment testing that have the reasonable possibility of changing and could lead to a material goodwill impairment charge in the future. In the case of material uncertainties associated with a potential goodwill impairment charge, please also disclose the percentage by which fair value exceeded carrying value. Refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 34-48960 available on our website at www.sec.gov.

In response to the Staff’s comments, the Company will include additional disclosures in its future filings concerning (i) the degree of uncertainty associated with key assumptions underlying the fair value estimates used in the Company’s impairment testing that have the reasonable possibility of changing and could lead to a material goodwill impairment charge in the future, and (ii) the percentage by which fair value exceeded carrying value, in the case of material uncertainties associated with a potential goodwill impairment charge.

Note 8 – Long Term Debt, page 76

2.
We note your disclosure in the third paragraph on page 27 that alternative potential uses of your cash balances and cash flows from operations may include the payment of dividends, among other things. We also note your Credit Agreement and Notes Purchase Agreement contain covenants that limit your ability to pay dividends. Please describe in future filings the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Refer to Regulation S-X 4-08(e)(1).

In response to the Staff’s comments, the Company will include additional disclosures in its future filings concerning the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions.

Please contact the undersigned at (972) 391-5025 with any questions regarding the above.

Sincerely,
/s/ Jeffrey Liaw
Jeffrey Liaw
Senior Vice President and Chief Financial Officer
Chief Financial Officer

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